June 24, 2025

Ryuichi Sasaki
Chief Executive Officer
CTW Cayman
29F, 1 Chome-9-10, ARK Hills Sengokuyama Mori Tower
Roppongi, Minato City, Tokyo 106-0032, Japan

       Re: CTW Cayman
           Amendment No. 1 to Registration Statement on Form F-1
           Filed June 12, 2025
           File No. 377-07710
Dear Ryuichi Sasaki:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 27, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics, page 60

1. Please address the following as it related to your revised disclosure on page 14 and response to prior comment 3.
           Tell us, and revise to disclose, how you determine which advertising costs are specifically related to user acquisition and the type of costs (i.e. advertising, compensation, travel, etc.) included in your calculation.
           Explain why you believe certain marketing costs, such as general brand marketing or promotional events, are not relevant to attracting created users. In your response, provide us with the number of created users and advertising
           expense used in your ROAS calculations for each period presented. June 24, 2025
Page 2

             Revise to disclose what costs are excluded from total sales and marketing expense in calculating this measure and why.
             If true, revise to disclose that the cohort of created users in a particular year may not be representative of every year, and that this measure is not indicative of past or future performance.

        Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Larry Spirgel at 202-551-3815
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Richard J. Chang, Esq.